Filed by Freightos Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Gesher I Acquisition Corp.

Commission File No. 001-40897

Date: June 1, 2022

Webcast Transcript

Zvi Schreiber:

Hi, I’m Zvi Schreiber, founder and CEO of the Freightos Group. Freightos is the global freight booking platform addressing the monumental challenges of global supply chains. You can think of us as Booking.com for goods. It’s time for a digital revolution to bring modern efficiency to how the world supply chains price and book global shipping, and we are very proud to be leading this revolution at Freightos. Today, we’re announcing that we are taking Freightos public through a merger with Gesher I Acquisition Corp. to accelerate the adoption of digitalization in our industry with the transparency and capital that this transaction brings us.

Zvi Schreiber:

Please take the time to read this disclaimer carefully. Let me introduce myself first. I’m a serial tech entrepreneur with previous startups acquired by GE and IBM. While running Li-Tech 10 years ago, I was involved in shipping electronics by air and ocean from China to the US and to Europe. These were small components that are embedded inside ceiling light fixtures around the world. It’s nothing you would notice, but it’s a small example of how nearly everything in the world is shipped by ocean or air. Anyway, I learned firsthand to my surprise that shipping ocean and air from China to the US is as offline as it was 50 years ago.

Zvi Schreiber:

The customer experience felt like I was the first person in the world who needed to ship something from China. Somehow, the digital revolution that improved industries like retail and travel skipped this industry. After I sold Li-Tech to GE Lighting, I founded Freightos to address the biggest opportunity I’ve seen in my career, digitalizing international freights.

Udo Lange:

Over the past few years, global trade has been stretched to the max. It’s become clear to each and every one of us just how critical international logistics is, connecting factories, warehouses, and distribution centers to the store and to your front doorstep. FedEx is proud to have revolutionized the ease, simplicity, and predictability of parcel delivery to our customers using both physical and digital networks. Unfortunately, that’s not always the case for international freight. Many of the products that you hold are the results of complex global shipments coordinated across ocean lines, airlines, trucking companies, and customs brokers.

Udo Lange:

It is a massive challenge to calculate prices, book, and then coordinate through this constantly changing network of the parties. Many of them are offline and require intensive manual coordination. The result it is that global freight, and by extension global trade, is less efficient than it needs to be. Our customers are multinational retailers who’re small entrepreneurs deserves the same seamless digital experience for shipping global freight that they have come to expect for every parcel shipment with FedEx. For decades, FedEx had led by leaning into technology, and FedEx Logistics is no different.

Udo Lange:

As a customer and strategic user of Freightos technology, FedEx Logistics has experienced first hand how digital pricing and booking platforms can make the ship booking of shipping services more efficient for both freight forwarders as well as for our customers, importers and exporters. I’m excited to see how Freightos continues to evolve.

Zvi Schreiber:

Thank you, Udo. At Freightos, our mission is to be the booking and payment platform for international freight. Critically, our platform is vendor neutral. We are not a logistics service provider, a trucking broker or a freight forwarder. We’re a digital marketplace that facilitates booking and payment for all of those parties. Look, we’ve all seen the headlines. Supply chains need to be fixed now, and the only way to fix them is to provide a dynamic solution to the world’s dynamic issues. We provide just that. Let me start from the end, which is the customer experience we’re bringing to importers and exporters. You’ll be shocked at how difficult it is to just get a price quote and make an international shipment. Let me show you how, after years of building software tools and sophisticated algorithms, we’re able to make this incredibly simple.

Ezra Gardner:

Hey. I don’t need to tell you how many (beep) things are being shipped around the world right now. My next shipment, I need to get 182 pallets of teddy bears out here yesterday. You think little Betsy Sue has any clue what it takes to get Mr. Fluff Fluff from Shanghai to a little school of Tennessee? It takes two factories, three trucks, a huge ship, two cranes, a train, six drivers, one captain, and a really good masseuse. Do you know how much it’s going to cost me or how long it’s going to take? I don’t, and that’s just the shipping. You know how complicated the process is? You need to get the commercial invoice, call the forwarder, send the power of attorney, schedule a check update, call the forwarder again, smoke signal the trucker, fax the invoice to the freight company.

Ezra Gardner:

Faxes? Seriously? I’m moving to the future. I’m using Freightos. You see, Freightos is an online web platform that takes all of this nonsense, puts it into one silky smooth website, with all of these beautiful courageous people behind it. You just say the what, where and when, and Freightos insane algorithms will find the right route, provider and price quote for all of your ocean, air, rail or trucking shipments, guaranteed all in prices with real transit times from providers that rock hard at logistics. To make little Betsy Sue happy, all that’s left is one (beep) click. Freightos is the online international freight marketplace, bringing the logistics industry into the digital era, making global shipping faster, cheaper and smooth.

Zvi Schreiber:

As you just saw, we’ve built tools to make commercial international shipping of goods as transparent and easy as passenger travel. It could not have come sooner. We’re set to become the only publicly traded marketplace for global freight. Here are some investor highlights. The opportunity is massive. $22 trillion of goods were traded internationally last year. That’s approximately one quarter of the world’s GDP. The third party logistics market which moved these goods is approaching $2 trillion, but it’s still offline and inefficient, and that’s why I put my time and money into this company.

Zvi Schreiber:

We are leaders and on track to get the best part of $2 billion in gross booking value next year. We’re not a niche player. We’re connecting airlines, ocean liners, trucking companies, freight forwarders, importers and exporters, both in air and in ocean, and where appropriate, on land as well. We’re directly connected to 200 carriers. The freight forwarders, by the way, are like the travel agents of this industry, but their job is a lot more complex. We measure our progress with gross booking value or GBV, the total value of freight services booked on our platform. Some other platforms call that GMV. Our GBV is growing incredibly fast. We’re not projecting a hockey stick. We’re living it.

Zvi Schreiber:

It began two years ago and we’ve seen an annual growth rate in bookings over the last three years of over 200% per year. I’ll show you later why we’re confident that we can sustain and accelerate that growth. In addition to our platform transactional revenue, we also have a base of software as a service revenue, which is high margin and increases our engagement with the market. While we have a lot of room to grow, I want to stress that we already have mature commercial discipline. We enjoy positive unit economics and already have very healthy gross margins of well over 60%, even though we’re just starting to monetize the thousands of bookings we facilitate each day.

Zvi Schreiber:

We are able to grow GBV with high capital efficiency, which means low customer acquisition costs and low operational costs. In the near term, you can expect us to grow GBV as quickly as possible while staying close to free cash flow neutral. We’re not pouring hundreds of millions or billions into growth. We’re investing just a couple of million dollars a month in growth and controlling every aspect of our business with an eye towards capital efficiency. Let me be clear here. Based on our business plan, we expect to be fully funded, we expect to be able to reach positive free cash flow with the capital we are raising in this transaction.

Zvi Schreiber:

I think the most important thing is that we’re building a scalable platform where we have deep, competitive moats built around fly wheels, technology and data accrued over a decade. The most important of all these moats is the network that we’ve built. We have worked with well over 10,000 importers and exporters over time, we have more than 3,500 freight forwarders as subscribers, and all of these metrics and engagements are growing every day. We’ve already built a leading brand in the LogTech, or logistics technology industry, which continues to grow. Part of our mission is to help decarbonization by providing tools to calculate CO2 emissions and provide greener choices for shipping.

Zvi Schreiber:

These are tools that we believe will become global standards as more and more companies are required to track and disclose their carbon footprint. We have an extremely experienced board of directors, including executives and experts with experience from some of the very best companies in logistics technology marketplaces and financial institutions globally. I would highlight that our board will include CEOs of FedEx Logistics, of Qatar Airways Cargo, which is the world’s largest cargo airline, as well as the chairman of Booking Holdings, the leading travel marketplace. While I won’t review this in depth now, please take a time to review the profiles of our experienced senior executive team.

Zvi Schreiber:

I’m privileged to be surrounded by such a deep bench. The Freightos Group operates several brands. Freightos is our brand for the importers and exporters. WebCargo is an acquisition that we made in 2016, which we integrated and transformed into a transactional platform for freight forwarders and carriers. Clearit it is a digital customs brokerage that we acquired in the US and Canada, and 7LFreight, compliments WebCargo’s database of air cargo rates and adds a huge database of US trucking rates. We’ve spent a decade building this network. We have a team of well over 300 around the world. We’ve raised $120 million to date before this transaction.

Zvi Schreiber:

Although that’s a lot of money, it’s actually low compared to the capital which other platforms required to reach an inflection point. We’re taking the company public at evaluation of well under half a billion dollars, modest compared to the full potential here. We’ll talk more about Gesher and why we feel so fortunate for this partnership a bit later. This is one of those red deals where the minimum cash condition will actually be satisfied by capital already committed from long term high quality, strategic and financial investors who are fully aligned with our vision. We’re not dependent on an additional pipe or are non-redemption in order to be fully financed to achieve our short, medium and long term goals according to our current business plan.

Zvi Schreiber:

Let me be crystal clear about our strategic priorities. First and foremost, we are focused on the growth of our gross bookings value. GBV is the total value of freight services bought and sold by third parties on our platform. It drives the flywheel of growth and it is key for us to be the leading platform in terms of volume and liquidity, and to continue to expand that lead as rapidly as possible. We’re doing this successfully balanced with our positive unit economics and low customer acquisition costs. We also cap our burn to stay relatively close to free cash flow neutral. Our IFRS revenue is growing too, especially platform revenue derived from transactions.

Zvi Schreiber:

As our platform delivers more value to our customers, we will expand our take rate, which we believe can reach 10% of GBV. In fact, certain parts of our platform already generate a 10% take rate. Our healthy growth margins will increase further in the long term, as we add more value to our customers and increase our take rate and as we achieve further automation and economies of scale. This is augmented by revenue from our pricing and quoting software as a service offering, which continues to drive value while improving customer retention. As we grow, we will stay focused on capital efficiency.

Zvi Schreiber:

We anticipate that our relatively modest cash burn will peak at a couple of million dollars per month next year. You can see here that our cash burn is modest in absolute terms and negligible compared to the GBV growth it is delivering. As I said before, we anticipate being able to reach profitability with a capital from this transaction. We understand well the dynamics of marketplaces, the importance of investing in reaching scale early on, and the opportunity to generate dramatic amounts of sustainable free cash flow over time. Well, those were some of the executive highlights and now it’s time for a deep dive.

Zvi Schreiber:

Let me tell you a little bit more about a huge and critical market. But first, let’s do a little experiment. Take a second to look at the label of the shirt you’re wearing or of the device you’re watching me on. I bet they’re imported. You’re probably sitting on an imported chair. In the West, 90% of goods are imported. $22 trillion worth of goods crossed borders last year. The third party logistics industry that transports those goods is projected to reach $1.8 trillion a year by 2025, growing at a healthy 9% per annum. International freight is critical to our lifestyle.

Zvi Schreiber:

There are several segments to this market, and the ones here in light blue are the ones that we’re currently active in. Air cargo and containerized ocean freight are the heart of our industry. We’re also involved in rates for US, less than Tractor Trucking. Then there’s the freight forwarders. Forwarders are like travel agents for goods, but it’s a lot more complicated because cargo doesn’t walk itself on or off a plain or ship or through customs. There are 100,000 forwarders in the world and the big ones each do tens of billions of dollars of business annually. Another important part of our industry is customs brokerage.

Zvi Schreiber:

We actually own an excellent small digital customs broker in North America. We still have a lot of work to do to bring more market share of these segments onto our platform. Even so, we have our eye on expansion opportunities which will grow our already large addressable market. There’s the courier express market, air cargo charter, bulk shipping like oil tankers, full truckload, and the adjacent services to freight like warehousing, last mile fulfillment, and of course, financial services, payments and trade finance.

Zvi Schreiber:

In summary, we are already addressing a vast market and have an opportunity to address an even bigger market over time. Let me tell you the very least you need to know about the structure of the international shipping market. It’s a lot different from what you might expect. Now, if you ship a small package with FedEx, UPS, or DHL, it will travel in their own trucks and planes. They control the whole thing, but when you send freights, big stuff, then no one company owns all the trucks, planes, and ships. So a typical shipment could include a trucking company, an ocean liner, a rail carrier, and finally another truck with a customs broker along the way, as well as a freight forwarder at the origin and another forwarder at the destination. There can be additional intermediaries along the way as well.

Zvi Schreiber:

Finally, you’ve got the customer, the import, or export company. There are millions of importers and exporters in the world. All of these players usually communicate manually, causing delay and extra cost and uncertainty, as we’ll now see. The implications of a highly intermediated and offline industry are huge. Just getting a price quote, believe it or not, and we have surveys which show this, can often take two to three days. Pricing is opaque. One importer will often pay tens of percent more than the importer next door. Price quotes are non-binding. They always have some small print saying, “Subject to rate increase.” The importer doesn’t actually know how much they will pay. There’s really very little dependability. The transit time is unpredictable. Mostly, you have no idea which plane or ship your goods will be on. The quotes will say something vague like 30 to 40 days, but even that’s not guaranteed, and that’s just the booking. Once you’ve booked, you’ve got an industry which is poor capacity utilization.

Zvi Schreiber:

Air cargo holds, or typically about 50% empty. Meaning everyone pays more and makes less. There’s about 30 people involved in coordinating each shipment, 30 human beings, besides the actual drivers, just in the back offices. Hours are spent on managing each and every shipment, and this is a very emissions heavy industry responsible for about 7% of global emissions. That’s growing fast, even as countries aim to reduce emissions, and it’s exasperated by poor utilization. How does all of this impact you as a consumer? Quite considerably, what you see in this chart is our Freightos Baltic Index FBX01, showing the average price to ship a 40-foot container from China to the US West Coast. You can see how dramatically that’s increased in recent years.

Zvi Schreiber:

The result is that consumers now pay about 600 bucks just for the shipping when they purchase a refrigerator. It’s not just COVID, modern supply chains face many disruptions, pandemics, trade wars, actual wars, storms vessels stuck in the Suez Canal. There’s always something going on and the industry can’t adjust well in real time. The press has given a lot of attention to these problems. Often quoting our FBX Index and other Freightos data. The world has gotten more complex, but booking of international freight has been stuck in the past and we’ve all paid the price. It’s no wonder that logistics technology solutions have come to the forefront of both shippers and investors’ minds. Hopefully, you now appreciate the magnitude of the opportunity.

Zvi Schreiber:

This brings me to Freightos’ strategy. Firstly, at a very high level, we’re trying to follow a proven playbook from other industries. If you think about it, in the first decade of this century, and even starting in the last few years of the 20th century, the business-to-consumer or B2C space was revolutionized. It started with individual shops selling online, but the big wins were when platforms came along, Booking.com, Uber, Shopify, and Amazon expanded from being an e-commerce vendor to being a platform where millions of vendors are selling. Those platforms are some of the biggest wins of B2C.

Zvi Schreiber:

Then, in the second decade of this century, domestic business-to-business or B2B really reached scale. Again, there are many specific businesses that sell online. You can buy your supplies from Office Depot, on their website, but here again, the biggest wins were the platforms. We believe that now, in the third decade, it’s time to attack the much more complex problem of global business-to-business. Cross border trade requires new types of platforms. The key is the shipping platform because a lot of the complexity around cross-border trade is of course the shipping. We believe that Freightos is very well positioned to be the platform of this next generation of global e-commerce.

Zvi Schreiber:

So let’s dive in and tell you more about Freightos. We are, as we said, primarily, a booking and payment platform, secondary, a SaaS and data business, which supports the booking platform. Although, conceptually with one booking platform, there are two aspects of our platform. One which uses the brand WebCargo, connects the carriers to the freight forwarders. The second, freightos.com connects the importers and exporters with the service providers. So our primary business is a platform business where we earn revenue per transaction and a secondary supporting business is providing SaaS tools to these players, which allows them to take advantage of our platform.

Zvi Schreiber:

For forwarders, our software as a service improves rate management pricing and quoting, while for importers, it helps manage procurement from logistics providers. Both create strong value while improving retention on our platform. This combination is a very exciting and proven strategy known as SaaS enabled marketplace, where the software tools that we provide allow the freight forwarders to be more efficient and enable them to buy on WebCargo and to automate their price quoting so that they may be able to sell online on freightos.com, further strengthening our flywheel growth.

Zvi Schreiber:

The SaaS tools make the platform more usable and sticky. By analogy, if you think about the travel world where cargo is somewhat parallel to Amadeus and Sabre, these companies have been very defensible platform businesses. Amadeus goes back to the 1980s. Sabre goes way back to the 1960s. Amadeus is valued at about $30 billion. So these have been very valuable and very stable platforms, which connect travel agents to carriers. Unfortunately, there was never such a global distribution system of data for international freight. So we built it. That is the WebCargo aspect of our platform, connecting the freight forwarders to the carriers. Freightos.com is somewhat parallel to Booking.com or Expedia. This is why we provide the end customer with a modern experience you saw in the Teddy bear video, where an importer or an exporter can search, receive clear price, quotes and book all in seconds.

Zvi Schreiber:

The key attribute of any platform is the depth of the network. Marketplaces are valuable because they have liquidity, no different than a stock exchange. The sellers value the fact that there are many buyers. The buyers value the fact that there are many sellers. Sure enough, you can see that on our platform, we have about 20 airline groups comprising about 40 individual airlines, initial connections to several of the biggest ocean liners and connections to many trucking carriers. We’re connected with well over 3,500 freight forwarders across about 10,000 branches. 19 of the top 20 multi-billion dollar forwarders are our customers. Today, we are especially strong in air cargo with over 30% of worldwide supply and of worldwide demand connected to our platform.

Zvi Schreiber:

Finally, there’s the importers and exporters. I divide those into two groups. We have thousands of SMB importers and exporters. Many are Amazon sellers or other niche e-commerce retailers, but also as we grow, we’ve started to attract Global 1000 companies. As an example, we’ve been working for a while with Inditex Zara, and have pilots with a number of other enterprises. One of the most exciting, fastest growing parts of our platform is airline eBookings. This states back to 2019, back then there was virtually no cargo being booked digitally on airlines. We put out this video to the market, and sure enough, in the three years, since we put this video out, there’s been a fantastic revolution in digitalizing air cargo, increasing traction significantly. Take a look.

Zvi Schreiber:

Speed and reliability made air cargo such an important part of our life. There’s a reason why 35% of all global trade flies, but the world and its supply chains are moving ever faster, and our industry just isn’t keeping up. This makes airlines, forwarders, GSAs, and importers far less efficient than they need to be. Offline and manual air cargo processes and layers of intermediaries cause inflated prices, padded transit times, high carbon footprints per kilogram, and half-empty cargo holes. DSE transforms how air cargo is bought and sold. It aligns the entire ecosystem around real-time rates capacity and eBooking and payments.

Zvi Schreiber:

Imagine a retailer’s ERP system booking a shipment in real-time on a specific airline and flight, or imagine an exporter embedding real-time errors in a B2B website checkout. Airlines block space in real time, a binding contract is generated, and goods move smarter. For shippers, DAC means cheaper, quicker and more predictable cargo flights. For airlines, it means better utilization, greener cargo, and direct exposure of the airlines brand through digital sale. Bottom line, more revenue, better profitability and more control. It’s not easy. Nothing worthwhile ever is. It takes new business models and it takes IT upgrades. But digital air cargo is already starting to drive more efficient and profitable air cargo sales, with over 30% of air cargo forwarders by worldwide tonnage already on WebCargo, by Freightos. We’re proud that the industry has chosen WebCargo as the technology platform on which DAC is already coming to life.

Zvi Schreiber:

We’ll talk about the market’s adoption of digital air cargo soon, but first, there’s nothing like seeing our product live. My colleague Ruthie and I have worked together going back 20 years and have previously built two successful businesses together. Even so, I think it’s fair to say that neither of us has worked on an opportunity as big as digitalizing global freight. So there’s no one better to take you on a quick tour of the Freightos product, Ruthie.

Ruthie Amaru:

Thanks so much, Zvi. As Zvi mentioned, literally millions of businesses worldwide rely on import and export of goods. So we went ahead and gathered the world’s best software people and spent the last decade creating a technology platform that makes international freight just work. We found that whether you are a small e-commerce seller working out of your basement or a half a trillion dollar retail business, you need a better, more transparent system for pricing, booking, and managing freight in real time. It’s not just the importers and exporters that don’t have systems in place. It turns out that freight forwarders and carriers need this too. I know that it’s surprising in a world where you can just about order a pineapple pizza by wiggling your eyebrow, but international freight is way behind. I’ll show you the platform we built, which is packed with features that allow importers and exporters, freight forwarders, and carriers to collaborate in that end-to-end process that moves goods around the world.

Ruthie Amaru:

These reviews here say it all. The market loves how technology helps move goods, allowing importers and exporters to adjust quickly to supply chain hiccups. As you see freightos.com is really straightforward, making shipping goods from one place to another as easy as booking passenger travel has become. In this case, I’m looking to import some boxes, but as easily could be exporting 10 full containers to the Middle East. Don’t be fooled by how easy it looks online. Booking may be old hat in other industries, but international freight involves so many players that it took years to connect them all and help to automate their pricing and booking. So once I’ve entered all that information, I get to sit back as our routing engine compares millions of shipping routes for the best options for shipping by air, ocean, or express, evaluating providers for price, transit time, carbon footprint, and review ratings from tens of thousands of previous shipments.

Ruthie Amaru:

The quotes returned are binding, which required years of work standardizing the process and technology for automating pricing of freight quotes. For example, here we see the pickup trucking fees, origin fees, the main leg of the shipment, the delivery leg, as well as customs, and insurance, tens of charges adding up to one clear binding price quote. Just to clarify without Freightos, it can easily take two days to receive a single manual quote. But here I showed you how importers and exporters can receive a transparent and instant comparison of air, ocean express and trucking in under a minute. So it’s pretty obvious why importers and exporters love this platform, but the logistics providers love it too. You see, they save the expense of sales people knocking on doors, looking for new clients and instead receive orders straight into their system. They replace the erratic process of putting together quotes manually with automated pricing strategies, business analytics, and feedback loops.

Ruthie Amaru:

This point, these forwarders can use the platform to choose the precise flight and book that slot now, getting all the details needed to deliver and pick up the shipment. In terms of experience, time, seconds, not days. Price, often over 10% reduction in costs. Predictability, this is a game changer, and of course, carriers love that they can improve their capacity utilization with dynamic pricing. Okay. So pricing and booking are only one part of managing the freight movement. Here’s next bit. Once booked, everyone involved has to collaborate sharing documents and updates until the goods are delivered, and this can also be done through our platform, and we make things even more seamless with online payments at all stages of the shipment. Oh, and one more thing coming out of this platform is a ton of data. So we’re able to publish freight price indices, for example, the FBX, the Freightos Baltic Container Index, which is a daily container index available on Bloomberg screens and is the only container index available for future trading. You can find it on the CME.

Ruthie Amaru:

On the air side, we also have the Freightos Air Freight Index, FAX. Having real-time data-driven indices is a real step forward for transparency and data analytics for both supply chain and financial industries. There’s a lot of complexity behind all this smooth shipping. There’s a deep tech stack that we spent years building. We have well over 3 billion pricing data points in our database for air, and ocean, and trucking, as well as rail, and river barges around the world. About 50 million new data points are added each month. We’ve reached the point of sophistication where we’ve had importers sign up, search book, and pay in under a minute. We continue to invest in our technology, which has been built with no less than 500 person years of engineering. At any given moment, we have over 100 engineers working hard to enhance and expand our tech stack. One of the most exciting indications of the level of automation we have achieved is that we receive support calls or chats for only a fraction of our bookings. So in over 95% of our bookings, there is zero human involvement.

Ruthie Amaru:

Your typical logistic service provider might have 10 support calls per booking rather than the other way around. And our search, it’s being used in a very intensive way. We will process at least 10 million searches this year. Some of these searches will involve considering more than two million roots. This requires highly intelligent business rules expertise and a state-of-the-art patent pending routing algorithm. Okay, so I only covered the tip of the iceberg here, but feel free to check out our websites or reach out to me personally for a deeper dive into freight that works. We’re excited to welcome international freight into the 21st century. Thank you, and back to Zvi.

Zvi Schreiber:

Thanks Ruthie. As you see, we’re bringing the digital experience that has been common for 20 years in retail or travel to importers and exporters for international shipping. But as Ruthie said, and I want to reemphasize, freight is a lot more complex. In international freight, this type of user experience is new and revolutionary. One important feature of our platform is its impact on sustainability. As you saw briefly in the demo, we allow customers to rank shipping options, not only based on price and transit time and service level, but also based on carbon emissions. And this industry is a very large carbon emitter. This is exasperated by poor utilization. We’re bringing visibility to carbon footprint by rolling out a new carbon emissions calculator based on the European standard.

Zvi Schreiber:

Beyond reporting, we now help actually book better options by showing carbon footprint with every single price quote that we give. This will also help the entire industry to comply with European regulations and with a new proposed SCC regulations that require companies to track and report on greenhouse gas emissions. In parallel, our digital pricing and booking tools help the industry optimize capacity utilization, which reduces wasted carbon emissions. It’s all working like any platform, it took time to build the foundations. Initially we saw software tools, but we weren’t able to be a transactional platform because carriers didn’t have the IT capability to connect digitally.

Zvi Schreiber:

That started to change in 2018, and by 2020, the platform reached an inflection point, particularly for air cargo, with strong growth in users, carriers, and total bookings. And by the way, this growth was not the result of the pandemic, in fact, COVID slowed air cargo down. 2020 just happened to be the year when a critical mass of airline groups achieved the IT maturity to provide digital connectivity, something that planned from 2019 or earlier. Since that point, we were able to sustain fast and accelerating growth. And I think we are well positioned to continue accelerating growth for years to come. Our customers say it best, so let me give them the stage for a couple of minutes to share their experience of using Freightos.

Dan Otto:

Freightos offers absolutely unparalleled visibility into the entire freight process from booking to delivery. I know that I’m getting the best price shipping with the right carrier for our needs.

Patrick Olyhoeck:

From my aspect, the technology really looks amazing. I see data technology to be part of our freight stack. Just simplifying how we book and sell air freight, and everything is in it, from a freight rate management to real time bookings across a huge network of carriers.

Guillaume Halleux:

We have rolled out Freightos digital platform in 10 countries earlier this year. We were absolutely pleasantly surprised with the speed of adoption of our customers. We did not anticipate how fast they would adopt the platform. Thank you Freightos.

Zvi Schreiber:

One of the exciting things of being a leading digital platform is that people do pay attention. Here are just a few of the hundreds of quotes that appear in the mainstream press, and even in official White House briefings. You can see on the right that we’re typically getting quoted in the mainstream press hundreds of times, each quarter. That’s been very good for our brand awareness and for lead generation. Freightos aims to continue to be a well recognized, reliable, and robust source of data to this industry and to the markets more broadly. Platforms typically have one or two clear leaders, we’re positioned to be number one. The much that we have created revolves around the data that we collect, the technology that we develop, the platform and transactions and the payments, but most of all, the depth and breadth of the network. The fact that you have so many carriers and so many forwarders, and so many importers and exporters, that’s what makes our platform so compelling.

Zvi Schreiber:

And of course, the millions of searches a year creates a virtuous feedback loop of demand bring supply brings demand, which constantly deepens this mode. Okay, it’s time for some numbers, and in particular, some insight into our growth engine. Our GBV growth has been very strong. What’s just as important is that our business model lends itself to predictable growth. We are committed to sharing these growth estimates with you and delivering on them. Again to emphasize, we’re not just projecting some future hockey stick, this is a predictable growth, which we’ve been riding and tracking for well over two years.

Zvi Schreiber:

At the heart of the predictable growth are the carriers that we introduced to our existing forwarded customers. In 2018 and 2019, we connected to the first three airline groups, but that wasn’t enough to create a liquid marketplace. In 2020, we finally reached nine airline groups, which allowed us to enter our first phase of very rapid platform growth. That was also the year that we secured the first ocean liner connection. We expect that 2022 will be for ocean liners what 2020 was for air carriers, where we finally achieved critical mass in ocean liners, which will drive another leg of growth going forward. Also, 2022 is already shaping up to be another record year for new airlines added to the platform.

Zvi Schreiber:

Let me show you how our platform grows using airline bookings as an example of our predictability. First, we know how many carriers we have and how many we are adding and at what cadence. This determines the capacity that we have in our marketplace. For example, over the last two months, we welcomed to American Airlines and Air Canada to our platform. Second, we know how many forwarders and importers or exporters we have in the marketplace searching for this capacity. We know how many new freight forwarders are being added and at what rates, and how their bookings per month evolve. We are able to multiply these numbers to derive a predictive model of the number of bookings. We multiply because as buyers and sellers join, they create new combinations. It’s this multiplication which ensures that the number of bookings has accelerating growth.

Zvi Schreiber:

From the number of bookings, we consider the price level in the market and currency exchange rates to accurately predict GBV growth. We have a significant quantity of customer data, which gives us confidence in how to predict their behavior. In these charts, each line follows the freight forwarders who started e-booking with airlines in one particular calendar month, which we call a cohort. Unlike BTC marketplaces, you can see on the left chart that we retain about 80% of our forwarders as buyers, 18 months after their first booking. This is incredibly impressive retention for any business. Even more importantly, each buyer on average buys much more air cargo over time, in a highly correlated fashion, no matter when they joined. In fact, we can confidently predict, as an example, that 18 months from now, the buyers we onboard this month will be doing about 10 times more the bookings that they do now. This pattern provides the power of prediction.

Zvi Schreiber:

And of course, airlines get so much value from our platform that our retention of airlines to date has been 100%. Our lead is strong and growing. Not only do we have significantly more airline capacity on our platform than the competition, we derive more bookings per unit of capacity, since a higher capacity attracts more buyers and our buyers attract more capacity, a true flywheel. We’re committed to providing detail and transparency to the market. As you study these numbers, please feel free to refer to the following slide where we plainly describe our non IFRS financial metrics. You should expect a high level of disclosure, plain talk, and transparency about how we are performing. We’ll continue to communicate future near term targets as time goes by. As a reminder, our main internal KPI is growing GBV, which here is the first line, while staying relatively close to cash flow neutral.

Zvi Schreiber:

Our secondary goal is to monetize over time as we add more value to our customers. To reiterate, a long-term goal is that platform revenue should be at a take rate of 10% of GBV. Indeed, some types of transactions already have a revenue take rate of over 10% of booking value. Of course, after this transaction, we would have a strong balance sheet that funds growth, which as I mentioned, is very capital efficient and we expect this to bring us to strong positive cash flow. We report our revenue in two segments, platform revenue and SaaS revenue. The SaaS revenue also includes status subscriptions. Gross profit is ready at a very healthy margin of over 60%. We plan $25 million of cash burn next year, which is a tiny proportion of GBV growth because we do value capital efficiency. And we expect next year will be the peak of cash burn. If we’re successful at executing our GBV growth strategy, the economic upside for all of our shareholders and stakeholders is simply massive. Expect a lot more disclosure in the prospectus that we’ll be filing soon.

Zvi Schreiber:

Now, let me tell you a little bit about the transaction that we’re proud to announce today. Well, first of all, why are we going public? Well, we believe that this is such a big opportunity that having access to capital for both organic growth and mergers and acquisitions is quitting on. Going public means more transparency. As a leading platform, we welcome the opportunity to share our business more openly. The additional brand equity that this provides should help further increase our market lead. Why now? Besides the fact that our gross booking value has reached strong, predictable growth, it’s a fact that the world needs this now. The world supply chains clearly need a more digital, more agile, global freight platform, and so we need to scale. Why are we going with Gesher rather than a traditional IPO? It’s actually a big advantage that with the Gesher partnership we gain long-term investors and true partners that share our vision. The core investor here is M&G, also known as Prudential UK, a company with a 170 year track record of making long-term investments and of partnering with their portfolio companies.

Zvi Schreiber:

In an IPO, you often pick up investors who are looking for a short term IPO pop. With Gesher, we know our core investors and believe they will be fantastic long-term partners. Also, the Gesher sponsor team brings extensive capital market experience, which compliments our team’s experience in operations and strategy, and in logistics and technology. The Gesher team shares our vision and are a great cultural fit for Freightos. And just to underline the long term alignment, Gesher, the Freightos management, and our core existing investors, as well as M&G, are accepting a longer than usual lockup. We don’t see this event as an exit, we see this as a way of raising high quality capital for future growth. There is 100% equity role, no money is being taken out. And so this is the perfect opportunity to hand over to my new partner, Ezra, CEO of Gesher, to tell us a little bit about why they chose Freightos.

Ezra Gardner:

Thanks Zvi. We’re very excited to be part of helping Freightos go public. My team and I have decades of experience in both the public and private markets, which we feel is a key differentiating factor and a necessary backdrop for a successful sponsor team. We also have deep experience investing in both the Israeli and US ecosystems, which is important for this transaction. We were on the hunt for a business that had five very important characteristics, and Freightos checked all five boxes. First, we were looking for a company with an exceptional management team with a proven track record for delivering on their KPIs. This criterion comes from our successful background in management style investing, where we could draw direct connections to management led delivery of KPIs and long term shareholder value creation.

Ezra Gardner:

Second, we were looking for a company addressing very large market opportunity in a capital efficient manner. We were looking for a large industry where there was an opportunity to disrupt the status quo, replacing phones and faxes definitely fit the bill for us, and where the disruption did not require large amounts of capital. Third, we wanted a dominant player. We wanted all of this and also the number one market share leader. Fourth, predictability was paramount to us. We wanted to find a company where the business model lent itself to predictable growth that we could share with the market on an ongoing basis. After Zvi’s presentation, I hope the magnitude of that predictability is clear. Freightos knows how to predict growth and how much capital is needed for this growth. Finally, the company we were seeking needed to have a good reason to go public and an even better reason to go public now.

Ezra Gardner:

One where the investment community was clamoring to invest in companies with real solutions to the very real problems and also opportunities the industry was presenting, this is very much the case for the global logistics and logistics tech industries. We wanted a company where there was a true industrial logic to going public. For Freightos, Gesher offered something a regular way IPO could not. Price transparency with aligned quality long term capital, this is simply not available via traditional IPO. In exchange for this and our capital markets experience and expertise, we asked for an exceptional price. We strongly believe, and Freightos agreed, that our long term capital partnerships that we are bringing will ultimately provide better long term shareholder returns for everyone. Now as to why go public? Aside from the fact that Freightos has a great and extremely high IRR use case for the capital we are providing in this transaction to grow their moat, there is a true differentiating factor for Freightos being public, as they do deals with very large customers and suppliers that are also public and looking for validation and transparency that being public provides to increase the rate of adoption on both sides of this impressive marketplace. Freightos is the fastest-growing marketplace among the pure group, both in terms of gross bookings, as well as revenue, and as far as we are aware, Global Freight is the largest of the predominantly non- digitized global marketplaces that remain available for investment. So, this opportunity is exceptionally large. Importantly, this superior growth at Freightos is incredibly capital-efficient with the lowest marketing expense, as a percentage of marketplace size, still producing the highest growth. There’s a massive difference between B2B and B2C marketplaces. B2B marketplaces, and especially Freightos can grow much more efficiently. Think of the fact that there is no need for couponing as a key example, but even compared to other B2B marketplaces, Freightos grows more efficiently.

Ezra Gardner:

Importantly, this is not a business that needs to burn a lot of cash to continue growing at a rapid speed. In fact, even with the minimum cash available from Gesher, we are predicting very strong growth without growing cash needs or creating a cash deficit. Freightos simply doesn’t require incentives to retain users or keep them coming back for more bookings. Another way to see why this business is so capital-efficient is to observe that Freightos has the highest bookings per user and the highest average value per transaction of any of the peers, and by a large wide margin. The gross margins are already excellent and better than most of the peers, even in earlier stage of maturity, and they will continue to grow. Even after some contraction in the public comps, we are bringing Freightos at the lowest enterprise value to gross bookings. We obviously feel this is an excellent entry point.

Ezra Gardner:

Finally, here are the transaction details for your review, which unlike some other transactions, we are presenting as if we only have the minimum cash condition, not the aspiration of having the maximum cash condition. All equity holders are rolling into the new deal and all classes of shareholders from management to the sponsor group, to the existing shareholders and new FBA investors have signed meaningful lock ups, which are aligned with long-term shareholder value creation. Again, we asked for this exceptional price and it was acceptable to management, since they are rolling over all of their equity, not cashing out, and still are very much focused on continuing to build Freightos. I’ll be happy to answer any questions at the end of the presentation, though. We strongly believe this is the Freightos show, not ours. Back over to you, Zvi.

Zvi Schreiber:

Thanks, Ezra. We’re very proud to be bringing the digital revolution to international freight. We hope that over time, more and more of the products that you buy as a consumer will have reached the shelf in a more efficient, more predictable way, leveraging Freightos. Join us as we continue making global trade frictionless. Thank you very much, and now we’ll be happy to take your questions.

Aton:

Thank you so much. Let’s take a couple of minutes for questions. First one, given how specs have performed, why should I invest in Freightos, and is this really the right time to IPO? Let’s start with you, Ezra.

Ezra Gardner:

Let me take a stab at this and then hand it over to it’s Zvi. Myself and my team are seasoned market practitioners, and we are very, very aware of the current state of the markets, but our opinion, whether markets are good or bad or in between price should always set bias. The price that we negotiated with Freightos is really exceptional. We’re talking about leading marketplace that is doing the better part of 2 billion of GBV next year. Even though this is a small fraction of the ultimate aspirations that Zvi and his team have, it’s still significant in our eyes and really demonstrates some escape velocity. We, and everyone in the public markets have a chance to buy the Global Freight version of booking.com in less than half a billion dollars, and I think really, I think that this has a chance to be bigger than Booking.

Ezra Gardner:

The vintage of specs that have performed poorly were brought to the market at high valuations with untested business models, and Freightos has a commercialized product in the market for the last three years, even greater than that actually, and is experiencing substantial growth. This is not a typical spec. We have 80 million in committed capital that are not depending on raising a pipe or non-redemption to be fully funded, and all of the owners are rolling 100% of their equity into the deal. So, we struck this at a purposefully modest valuation, and we think that the long-term shelter returns are going to be excellent.

Zvi Schreiber:

Thanks, Ezra. I really don’t think of this as Freightos going public via SPAC, but rather specifically, Freightos going public with Gesher, for all the reasons that Ezra stated. Combining with Gesher is a fantastic way for Freightos to go public. I think it’s better than a conventional IPO, because we’re gaining some high-quality, long-term investors here who we’ve got to know. So ,why should you invest in Freightos? So I can only tell you why I personally invest in my money and invest my time in Freightos. It’s all about the size of the opportunity. It’s one of the last trillion dollar markets, which has not yet gone through a digital revolution, and there’s just a ton of value to unlock by positioning Freightos as the industry’s digital platform.

Zvi Schreiber:

Okay. So why now? Well, the world supply chains need Freightos to scale now, though, the world supply chains have had a lot of disruptions and we have the digital tools, which can be part of the solution to that. So, and I think, Freightos is ready to go public. We’ve got predictable growth. We’ve got high retention rates. We’ve got capital efficiency. So, yeah, the markets on performing great, but no one is cashing out now, so we’re really not concerned about how markets are performing this month or, or next month. Our entire focus is on continuing the growth and realizing the long-term potential.

Eytan Buchman:

Thank you very much. This next one I believe, is for Ran. When do you expect Freightos to be self-funding?

Ran Shalev:

Thanks, Aton. I’ll be more than happy to take this question. So, according to our projections, we’re fully-funded, based on the pre-capital of this transaction with significant cushion on top, and we do not expect the need to come back to the markets for additional capital.

Eytan Buchman:

Okay. Next question here. How is Freightos different from Flexport or different from Transfix? Zvi, let’s have you answer that one, please.

Zvi Schreiber:

So, Freightos is a platform while Flexport is a service provider. They’re a digital freight forwarder and a logistics vendor, so in fact, we certainly don’t see Flexport as a competitor. In fact, we work with thousands of traditional freight forwarders, and most of the newer cohort of digital freight forwarders also use our web cargo platform. We’re pleased with the positioning that we chose. In most cases, Freightos is a vendor-agnostic marketplace, and we do not compete with our customers. If you look at other industries, you’ll see that there is room for both digital service providers, and there’s room for incumbents service providers to digitize.

Zvi Schreiber:

Then of course, there’s room for digital platforms, and in fact, the digital platforms are often the biggest wins of all. Our neutrality ensures equitable access for the carriers, the freight forwarders, the importers and exporters to all utilize the Freightos platform for booking and for payment. So, this strategy allows us to grow our network very rapidly, which grows our business and creates sustainable modes to our competition. The question was also about Transfix. So, I’d point out that they’re focused on domestic US trucking, while Freightos is very much focused on international shipments. There’s a bit of overlap between those markets, but overall, those are two separate industries. I will say that international shipping is a particularly complex industry, which is why we have very little competition in terms of other digital platforms for international shipping. That’s why we’re able to acquire and retain service providers on our platform at a very low cost.

Eytan Buchman:

Okay. One more question here. Is international freight really not digitized yet, and if that is the case, how do you operate in an industry which is still mostly offline? Ruthie, I think that’s a good one for you.

Ruthie Amaru:

So, actually that’s been one of our big challenges in developing our tech stack. It’s surprising to outsiders, but this industry really is complex, and is decades behind other industries, like say, passenger travel. This is one of the areas where we have actually innovated a lot. Our software needs to deal with challenges, like finding the perfect shipping route that involves a train, a truck, a ship, another truck all in seconds. It turns out, indeed some of the carriers have API connections, but some do not. So, for carriers who are not digitalized, we have technology that can pull in static rates from Excel sheets. We parse them and then basically digitize them. We process hundreds of Excel sheets in different languages and formats every single day, and we do it in a highly automated way. Then that data from the carriers that are not digitized can be combined with real time rates to check thousands of options, and then instantly calculate optimized rate and transit times.

Ruthie Amaru:

So, the capability to combine both static rates from non- digitized players side by side with digital players is a key part of our competitive edge, and it allows us to create a extensive network of carriers, forwarders, importers, and exporters, and that’s Freightos.

Eytan Buchman:

Okay. Our final question today, why is your GBV so much higher than revenue? Are you actually ready to go public with a projected $20 million in gap revenue? Zvi, I think that’s a good one for you to take.

Zvi Schreiber:

Okay, well, some quick background. There are actually two main ways for a marketplace business to account for its revenues, gross and net. The traditional freight forwarders, and indeed the newer digital freight forwarders and digital brokers, they take responsibility for providing the service, and so they book the revenue gross. In other words, they recognize as revenue, even the revenue that they pass through to the carriers. Now, Freightos has a strategy of being a vendor- agnostic platform, and in most cases, we do not take responsibility for the logistics services. We’re a platform where the buyers and sellers meet and transact, but we are not responsible for providing the service in any way. Because of that strategy, we also take a conservative view and we don’t recognize any pass-through revenue, even if the payment is handled by a platform. As a result of that policy, our revenue is certainly lower, but our margins are of course, much higher.

Zvi Schreiber:

In order to allow comparison of apples to apples for our own management and for the market, we do provide some non-gap measures of the size of our marketplace, and most importantly, gross booking value or GBV. Some marketplaces call that GMV, which is the total value of all the transactions consummated on a platform between, most of it is between third-party buyers and third-party sellers. We also publish gross revenue, which is all the revenue that we collect on our platform, including the pass-through payments. Overall, we think that GBV is the best measure of the scale of our marketplace, and as GBV scales, inevitably, revenue does follow from that as well.

Zvi Schreiber:

Our GBV is growing fast. We project almost 670 million GBV this year, and over 1.6 billion for next year. Okay. So, I think that’s the end of today’s presentation. Just to say the Freightos team is very excited to continue to realize our vision of digitalizing international freight and improving global trade, and to do so soon in public markets. We will continue to apparently communicate with the market at Freightos.com/investors.

Eytan Buchman:

Thank you very much. That concludes the call for today.

Question received online:

Does Freightos have any debt?

No, Freightos does not have any bank debt or outstanding loans. We do have bank guarantees to support some of our operating obligations, but those are not debt. And, like most sophisticated multinational businesses, we hedge currency from time-to-time. We do have an agreement with a bank that will allow us to borrow up to US$6 million should we choose do so but do not anticipate needing to make any borrowings under that facility.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Freightos Limited’s (“Freightos”) and Gesher I Acquisition Corp.’s (“Gesher”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos and Gesher. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’s inability to introduce new products or technologies; risks to Freightos’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s final prospectus dated October 12, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Freightos nor Gesher presently know or that Freightos and Gesher currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ and Gesher’s expectations, plans or forecasts of future events and views as of the date of this communication. Freightos and Gesher anticipate that subsequent events and developments will cause Freightos’ and Gesher’s assessments to change. However, while Freightos and Gesher may elect to update these forward-looking statements at some point in the future, Freightos and Gesher specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ and Gesher’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a registration statement on Form F-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s final prospectus dated October 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.